SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of July 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

CGGVeritas Announces First GOM FAZ Survey with StagSeis Subsalt Imaging Breakthrough

Houston-Paris – July 17th, 2012 - CGGVeritas announced today that it has started acquiring its first StagSeisTM dual-vessel, long-offset multi-client full-azimuth (FAZ) survey in the Keathley Canyon area of the US Gulf of Mexico (GOM).

This 221-block (5150 sq km) full-fold 3D seismic data survey, known as IBALT, will take approximately 6-7 months to acquire and is the first phase in a multi-client program that CGGVeritas will conduct in the Gulf of Mexico over the next few years. A Fast Track data volume is expected to be available by mid-2013 and TTI RTM data will be the primary deliverable in the second half of 2013.

The survey will benefit from the improved illumination and penetration capabilities of StagSeis, a CGGVeritas new-generation acquisition and imaging solution designed to deliver the very best seismic images of complex structures such as the subsalt structures of the Gulf of Mexico. The combination of its patented acquisition design, based on a staggered vessel configuration, very long offsets (up to 20 km) and full-azimuth coverage (up to 10 km), with BroadSeisTM, the CGGVeritas broadband marine solution, will achieve better deep imaging of pre-salt plays than ever before.

Jean-Georges Malcor, CEO, CGGVeritas, said: “CGGVeritas has always been at the forefront of developing and applying the most advanced seismic technologies in the Gulf of Mexico where we have a very strong multi-client data library. After being the first to use wide-azimuth technology in the Gulf of Mexico five years ago, we are proud to go one step further with the introduction of StagSeis. Its power to illuminate under the salt heralds a new era for subsalt exploration in the most challenging areas and is especially suited to large-scale multi-client surveys such as IBALT.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:
Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail: media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 17th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP